November 8, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Edwin Kim

Re:	Respect Your Universe, Inc.
Amendment No. 4 for Registration Statement on Form S-1
File No. 333-166171
Filed October 19, 2010

Ladies and Gentlemen:

This letter sets forth the responses of Respect Your Universe, Inc. ("Company") to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of November 2, 2010.

Responses:

1.
Our officers are ultimately responsible for all operations of the Company. We have contracted with the consulting firm Exit 21 to provide the Company with services currently related to product design and development, and in the future product ordering and sourcing as well. Our CEO manages the relationship and approves and authorizes all product decision, subcontracting and expenses relating to Exit 21. The Registration Statement has been revised to disclose the management of this consulting relationship.

2.
We created a very limited run test product t-shirts solely for the purpose of gathering feedback on our branding design. We sold these products at prices that represent a deep discount to the projected retail prices for our commercial products.  The test products are not comparable to our commercial products and we do not plan to offer such discounts for our commercial products.  The Summary and Description of Business has been revised to disclose this fact.

3.
The Product Marketing and Testing has been revise to include a discussion of the amounts we plan to send on fighter sponsorships for the next 12 months and that such amount is already included in our expense projections in our Plan of Operations. We currently have no agreements, written or verbal, for fighter sponsorships. We removed the photos of some of our past event and fighter sponsorships.

4.
The discussion and risk factor relating to past due amounts to Exit 21 have been revised to disclose that the agreement is not formally in default but that Exit 21 has the right to put the Company in default, the amount owed to Exit 21 has been updated, the amount owed to Exit 21 is past due, and the risks to the Company if Exit 21 puts the Company in default.

5.
We have removed our revenue projections and updated our investment needs in light of this.  We have changed the date of funding for our Stage 1 to December 31, 2010 in order to maintain our scheduled product launch for Fall 2011. We have clarified what general business operations are included in Stages 2 and 3 beyond product related operations, and tied them to specific funding needs.  In regards to fees to Exit 21 for Stages 2 and 3, we disclose that such fees are already included in the Plan of Operation, however we may or may not use Exit 21 for such services.

6.
In Related Transactions we include all material terms of the loan from our CEO, including default terms.  In addition, we added disclosure into our Liquidity and Capital Resources section for such loan and cross-reference to the Related Party section.

Very Truly Yours,

/s/ Kristian Andresen
Kristian Andresen
Chief Executive Officer
Respect Your Universe, Inc.